UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM T-3
FOR APPLICATIONS FOR QUALIFICATION OF INDENTURES UNDER
THE TRUST INDENTURE ACT OF 1939
SATÉLITES MEXICANOS, S.A. DE C.V.
(Name of Applicant)
Rodolfo Gaona #86
Col. Lomas de Sotelo
11200, Mexico, D.F.
Mexico
(Address of principal executive offices)
Securities to be Issued Under the Indenture to be Qualified

Title of Class	Amount

First Priority Senior Secured Notes due 2011	U.S.$[234,400,000][1]

10 1/8% Second Priority Senior Secured Notes due 2013	U.S.$140,000,000
Approximate date of proposed public offering: Upon the Effective Date of Satmex’s Plan (as defined herein), presently anticipated to be on or about November  , 2006.
Name and address of agent for service:
CT Corporation System
1633 Broadway
New York, New York 10019
with copies to:
Marcelo A. Mottesi, Esq.
Milbank, Tweed, Hadley & McCloy LLP
One Chase Manhattan Plaza
New York, New York 10005-1413
(212) 530-5000

[1]	Amount to be determined based on a formula described in the Plan (defined below).

Satélites Mexicanos, S.A. de C.V. hereby amends this application for qualification on such date or dates as may be necessary to delay its effectiveness until (i) the 20th day after the filing of an amendment that specifically states that it shall supersede this Application for Qualification or (ii) such date as the Securities and Exchange Commission, acting pursuant to Section 307(c) of the Trust Indenture Act of 1939, may determine upon the written request of the applicant.

GENERAL
1.	General Information.
(a) Form of organization: Corporation (Sociedad Anónima de Capital Variable).
(b) State or other sovereign power under the laws of which organized: United Mexican States.
2.	Securities Act exemption applicable.
     Satélites Mexicanos, S.A. de C.V. (the “Company” or “Satmex”) is a debtor and debtor in possession in a case under chapter 11 of title 11 of the United States Code 11 U.S.C.§§101-1532 (as amended, the “Bankruptcy Code”). Satmex has filed a plan of reorganization (as amended, the “Plan”) pursuant to section 1125 of the Bankruptcy Code, and the securities being registered hereunder will on the Effective Date (as defined below) be issued pursuant to the Plan to certain creditors of Satmex. Accordingly, registration of Satmex’s First Priority Senior Secured Notes due 2011 (the “First Priority Notes”) and its Second Priority Senior Secured Notes due 2013 (the “Second Priority Notes” and, together with the First Priority Notes, the “Notes”) under the Securities Act of 1933, as amended, is not required pursuant to section 1145 of the Bankruptcy Code.
     Section 1145 of the Bankruptcy Code exempts the original issuance of securities under the Plan from registration under section 5 of the Securities Act of 1933 if three principal requirements are satisfied: (i) the securities must be issued by the debtor or its successors “under a plan” of reorganization, (ii) the recipients of the securities must hold a claim against the debtor, an interest in the debtor or a claim for an administrative expense against the debtor, and (iii) the securities must be issued entirely in exchange for the recipient’s claim against or interests in the debtor, or “principally” in such exchange and “partly” for cash or property.
     Satmex’s issuance of the Notes will satisfy all three conditions because (i) those issuances are specifically required under the provisions of Satmex’s Plan pursuant to which the Notes will be issued on the effective date of the Plan (the “Effective Date”), (ii) the recipients of the Notes will be holders of claims against or interest in Satmex, and (iii) the recipients will be issued the Notes entirely in exchange for their claims or interests in Satmex.
AFFILIATIONS
3.	Affiliates.
(a) Current Affiliates. See Exhibit 1 for a list of all affiliates of Satmex and the percentage of voting securities owned by Satmex (or other immediate parent corporation) as of October 25, 2006.
(b) Affiliates as of the Effective Date. Pursuant to the Plan, on the Effective Date, new common stock representing approximately 90% of the equity voting rights and 96% of the equity financial rights in Satmex will be held in trust (the “Equity Trust”) by an equity trust trustee (the “Equity Trustee”) for the benefit of the holders of allowed existing bond claims, allowed existing preferred stock interests and allowed existing common stock interests (other than the Mexican Government), so that the beneficial interests in Satmex held through the Equity Trust will be represented as follows:

	Voting Rights	Financial Rights
Servicios Corporativos Satelites, S.A. de C.V.[2]	45.0%	16.0%
Principia, S.A. de C.V.	0.7%	0.7%
Loral Skynet Corporation	1.3%	1.3%
Holders of Existing Bond Claims[3]	43.0%	78.0%
Total	90.0%	96.0%
     Through the Equity Trust, Gramercy Emerging Markets Fund will beneficially own or act as investment advisor or manager of over 20% of the equity voting rights of Satmex on the Effective Date.
     Pursuant to the Plan, on the Effective Date, the Mexican Government will receive new common stock representing 10% of the equity voting rights and 4% of the equity financial rights in Satmex, which will be held through a separate trust, subject to the same terms and conditions as the new common stock held by the Equity Trustee.
     Enlaces Integra, S. de R.L., de C.V. will be a 75%-owned subsidiary of Satmex. It asserts no voting or financial control over Satmex. Satmex’s employees will be hired and paid through two wholly-owned subsidiaries (99.9%) of Satmex, which do not have independent assets nor any interest, voting or otherwise, in Satmex. These subsidiary affiliates of Satmex are SMVS-Administración, S. de R.L. de C.V. and SMVS-Servicios Técnicos, S. de R.L. de C.V.
MANAGEMENT AND CONTROL
4.	Directors and Executive Officers.
(a) Current Directors and Executive Officers. The following table sets forth the names of, and offices held by, all current directors and executive officers of Satmex. The mailing address for each of the

[2]	Servicios Corporativos Satelites, S.A. de C.V. (“Servicios”) is restructuring its debt obligations owed to the Mexican Government, and it is expected that the Mexican Government will ultimately receive the economic benefits of the beneficial interests in Satmex distributed to Servicios under the Plan in full satisfaction of the obligation of Servicios to the Mexican Government arising from the debt Servicios owes to the Mexican Government.

[3]	Such Holders of Existing Bond Claims as defined in the Plan.

directors and executive officers is c/o Satmex, Rodolfo Gaona #86, Col. Lomas de Sotelo, 11200, Mexico, D.F., Mexico.

Name	Title

Sergio Miguel Autrey Maza	Chairman of the Board, Director and Acting Chief Executive Officer
Bernard L. Schwartz	Director
Eric J. Zahler	Director
Francisco Alfredo Ramírez V	Director
Angel Mario Gutiérrez González	Director
Joaquín Muñoz Izquierdo	Director
Carlos Raúl Valencia Barrera	Secretary of the Board of Directors
Cynthia M. Pelini	Executive Vice President and Chief Financial Officer
Juan Manuel Pinedo	Executive Vice President and Chief Marketing Officer
Carmen Ochoa Avendaño	General Counsel
Manuel Gutiérrez García	Statutory Auditor
(b) Directors and Executive Officers as of the Effective Date. The following table sets forth the names and offices to be held by the directors and executive officers as of the Effective Date. The mailing address for each director and executive officer will continue to be c/o Satmex, Rodolfo Gaona #86, Col. Lomas de Sotelo, 11200, Mexico, D.F., Mexico.

Name	Title

Luis Rebollar Corona	Chairman of the Board of Directors
Sergio Miguel Autrey Maza	Director, Acting Chief Executive Officer
Vicente Ariztegui Andreve	Director
Alberto Mulás Alonso	Director
Thomas S. Heather Rodríguez	Director
Roberto Enrique Colliard López	Director
Robert L. Rauch	Director
Cynthia M. Pelini	Executive Vice President of Finance and Administration
Juan Manuel Pinedo	Executive Vice President and Chief Marketing Officer
Carmen Ochoa Avendaño	Chief Legal Officer, Secretary of the Board of Directors
José Manuel Canal Hernando	Statutory Auditor
5.	Principal owners of voting securities.
(a) Voting Securities as of the date of this Application. Presented below is certain information regarding each person owning 10% or more of the voting securities of Satmex as of October 25, 20064:

[4]	Servicios Corporativos Satelites, S.A. de C.V. holds 2,400,000 and the Mexican Government, through the Secretaria de Comunicaciones y Transportes holds 2,500,000 shares of Series N Stock, which has limited voting rights only in extraordinary circumstances, and Principia, S.A. de C.V. (“Principia”) and Loral Skynet Corporation (“Loral”) each own Series C, Sub-series C-1 preferred stock, which has limited voting rights only in extraordinary circumstances. For additional information please see Item 7(b) below.

Name and Complete			Percentage of Voting
Mailing Address	Title of Class Owned	Amount Owned	Securities Owned
Servicios Corporativos
Satelites, S.A. de C.V.
Rodolfo Gaona 86-F	Series A and Series B	5,100,000	100% voting interest
Mexico, D.F. 11200	stock
Mexico[5]
(b) Voting Securities as of the Effective Date. Presented below is certain information regarding each person expected, on the basis of holdings as of the date of this Application, commitments and information, to own 10% or more of the voting securities of Satmex as of the Effective Date:

Name and Complete			Percentage of Voting
Mailing Address	Title of Class Owned	Amount Owned	Rights Owned
Deutsche Bank México,			90.0% total
S.A., Institución de
Banca Múltiple, as
Equity Trustee[6] holding
on behalf of the
following:	Series A Common Stock	7,500,000	45.0%
Servicios	Series B Common Stock	111,667	0.7%
Principia	Series B Common Stock	221,667	1.3%
Loral
Holders of Existing	Series B Common Stock	7,166,667	43.0%
Bond Claims[7]

[5]	Satmex’s voting securities are currently owned indirectly by Principia and Loral through Firmamento Mexicano, S. de R.L. de C.V. (“Firmamento”), which is owned directly by Principia and Loral SatMex Ltd. in the percentages set forth below with respect to voting rights, and through Servicios, a wholly-owned (99.9%) subsidiary of Firmamento.

[6]	On the Effective Date Deutsche Bank México, S.A., Institución de Banca Múltiple, as Equity Trustee, will also hold 401,770 shares of Series N Stock for the benefit of Loral, 202,394 shares of Series N Stock for the benefit of Principia and 29,395,833 shares of Series N Stock for the benefit of Holders of Existing Bond Claims. Series N Stock will have limited voting rights only in extraordinary circumstances.

[7]	Through the Equity Trust, Gramercy Emerging Markets Fund, a Holder of Existing Bond Claims, will beneficially own or act as investment advisor or manager of over 20% of the equity voting rights of Satmex on the Effective Date.

Nacional Financiera,
S.N.C., Institución de
Banca de Desarrollo,
División Fiduciaria,	Series A Common Stock	1,666,667	10.0%
(“Nafin”) as trustee
holding on behalf of the
Mexican Government or
an agency or
instrumentality thereof[8]
UNDERWRITERS
6.	Underwriters.
(a) No person has acted as principal underwriter of any securities of Satmex within the past three years.
(b) No person is acting, or proposed to be acting, as principal underwriter of the Notes.
CAPITAL SECURITIES
7.	Capitalization.
(a) The following table sets forth information with respect to each authorized class of securities of Satmex as of October 25, 2006:
     (i) Debt Securities:

Principal Amount
Title of Class	Principal Amount Authorized	Outstanding
Senior Secured Floating Rate Notes due June 30, 2004	U.S.$325,000,000	U.S.$203,388,000
10⅛% Unsecured Senior Notes due November 1, 2004	U.S.$320,000,000	U.S.$320,000,000
     (ii) Equity Securities:

		Amount Outstanding
Title of Class	Amount Authorized (Shares)	(Shares)
Class I Series A Shares	2,550	2,550
Class II Series A Shares	2,598,450	2,598,450
Class I Series B Shares	2,450	2,450
Class II Series B Shares	2,496,550	2,496,550
Class II Series N Shares	4,900,000	4,900,000
Class I Series C, Sub-Series C-1 Preferred Shares	606,730	606,730

[8]	On the Effective Date Nacional Financiera, S.N.C., Institución de Banca de Desarrollo, División Fiduciaria will also hold, for the benefit of the Mexican Government, 208,333 shares of Series N Stock, which will have limited voting rights only in extraordinary circumstances.

(b) Voting Rights.
     As of the date hereof, Servicios holds 2,601,000 shares of Satmex’s Series A common stock and 2,499,000 shares of its Series B common stock, which collectively represent 100% of the voting interests in Satmex’s stock. As noted above, Servicios is wholly owned (99.9%) by Firmamento, which in turn is owned by Principia (51% of voting interests) and Loral (49% of voting interests). Principia and Loral, as holders of Satmex’s Series C, Subseries C-1 preferred stock have limited voting rights that are exerciseable only in extraordinary circumstances. The shares of Series N common stock which are owned by Servicios and the Government of Mexico are only entitled to limited voting rights in extraordinary circumstances.
THE NOTES
8.	Analysis of indenture provisions.
     The following is a general description of certain provisions of the indenture for the First Priority Notes (the “First Priority Indenture”) and the indenture for the Second Priority Notes (the “Second Priority Indenture” and, together with the First Priority Indenture, the “Indentures”) filed as Exhibits T3C-1 and T3C-2 hereto, respectively. The Indentures will be dated as of the Effective Date and entered into among Satmex, the guarantors thereunder, and the indenture trustees thereunder. These descriptions are qualified in their entirety by reference to the Indentures. Unless otherwise noted, capitalized terms used in this Item 8 and not defined herein have the meanings given to such terms in the respective Indentures.
I.	First Priority Indenture.
     (A) Events of Default.
          “Event of Default,” under the First Priority Indenture include any one of the following events (whatever the reason for such Event of Default and whether it shall be caused voluntarily or involuntarily, or effected, without limitation, by operation of law or pursuant to any judgment, decree or order of any court or any order, rule or regulation of any administrative or governmental body):
     1. Satmex shall fail to pay any principal or premium, if any, on any First Priority Note when due in accordance with the terms of the First Priority Indenture or any other First Priority Document, whether on the Maturity Date, any Redemption Date, or otherwise; or
     2. Satmex shall fail to pay any interest or Additional Amounts, if any, on any First Priority Note, or shall fail to pay any other First Priority Obligation or any other amount payable under the First Priority Indenture or under any other First Priority Document when due in accordance with the terms of the First Priority Indenture or any other First Priority Document, whether on the Maturity Date, any Redemption Date, any Interest Payment Date, or otherwise, and the failure is not cured by the fifth (5th) day following the date when the payment is first due, or, solely for payments due pursuant to Section 6.7 of the First Priority Indenture, the failure is not cured by the thirtieth (30th) day following the date when the payment is first due; or
     3. Any representation or warranty made or deemed made by any of Satmex or any First Priority Guarantor in the First Priority Indenture, the First Priority Notes or the First Priority Guarantees or in any other First Priority Document or which is contained in any certificate, document or financial or other statement furnished by it at any time under or in connection with the First Priority Indenture or any such other First Priority Document shall prove to have been inaccurate in any material respect on or as of the date made or deemed made; or
     4. Satmex fails to apply Excess Cash Flow in accordance with Section 3.2(c) of the First Priority Indenture, or Satmex or any Restricted Subsidiary uses Excess Cash Flow to pay any Indebtedness other than the First Priority Obligations; or

     5. Any of Satmex or any First Priority Guarantor shall breach or default in the observance or performance of any agreement or covenant contained in the First Priority Indenture or any other First Priority Document (other than as provided in paragraphs (1) through (4) above), and such default shall continue unremedied beyond the shorter of (i) any otherwise applicable notice and cure period for such agreement or covenant, and (ii) a period of thirty (30) days after notice; or
     6. The Company or any Restricted Subsidiary shall (i) default in making any payment of any principal of any Indebtedness (including, without limitation, any Guarantee Obligation and any obligation in respect of Interest Rate Protection Agreements, but excluding the First Priority Obligations) on the scheduled or original due date with respect thereto; or (ii) default in making any payment of any interest on any such Indebtedness beyond any applicable grace period, if any, provided in the instrument or agreement under which such Indebtedness was created; or (iii) default in the observance or performance of any other agreement or condition relating to any such Indebtedness or contained in any instrument or agreement evidencing, securing or relating thereto, or any other event shall occur or condition exist, the effect of which default or other event or condition is to cause, or to permit the holder or beneficiary of such Indebtedness (or a trustee or agent on behalf of such holder or beneficiary) to cause, with the giving of notice if required, such Indebtedness to become due prior to its stated maturity or (in the case of any such Indebtedness constituting a Guarantee Obligation to become payable); provided, however, that a default, event or condition described in clause (i), (ii) or (iii) of this paragraph (6) shall not constitute an Event of Default unless one or more defaults, events or conditions of the type described in clauses (i), (ii) and (iii) of this paragraph (6) shall have occurred and be continuing with respect to Indebtedness the outstanding principal amount of which (or, in the case of Interest Rate Protection Agreements, the, maximum default or termination liability of which) exceeds in the aggregate U.S.$2.0 million; or
     7. Satmex or any Restricted Subsidiary shall pay or shall cause to be paid any principal, premium, interest, or other amount on account of or in respect of the Second Priority Notes or any other Second Priority Obligations, unless such payment is permitted under Section 4.24 of the First Priority Indenture and the Intercreditor Agreement; or
     8. Satmex or any of its Restricted Subsidiaries shall breach or default under, or there shall exist any default or event of default under, any of the Second Priority Documents or the Intercreditor Agreement; or
     9. Satmex or any Restricted Subsidiary shall commence any case, proceeding or other action (A) under any existing or future law of Mexico or the United States, or any of their respective political subdivisions, or any other jurisdiction or its political subdivisions, relating to bankruptcy, insolvency, suspension of payments, composition of creditors, reorganization or relief of debtors, seeking to have an order for relief entered with respect to it, or seeking to adjudicate it a bankrupt or insolvent, or seeking reorganization, arrangement, assignment for the benefit of creditors, adjustment, winding-up, liquidation, dissolution, composition, or other relief with respect to it or its debts, or seeking it be declared in a suspension of payments status, or (B) seeking appointment of a receiver, trustee, custodian, síndico, conservator or other similar official for it or for all or any substantial part of the assets of Satmex or any Restricted Subsidiary; or
     10. There shall be commenced against Satmex or any Restricted Subsidiary any case, proceeding, or other action of a nature referred to in paragraph 9 above which (A) results in the entry of an order for relief or any such adjudication or appointment or (B) remains undismissed, undischarged or unbonded for a period of sixty (60) days; or
     11. There shall be commenced against Satmex or any Restricted Subsidiary any case, proceeding, or other action seeking issuance of a warrant of attachment, execution, distraint or similar process against all or any substantial part of its assets which results in the entry of an order for any such relief, which order shall not have been vacated, discharged, or stayed or bonded pending appeal within sixty (60) days from the entry thereof; or

     12. Satmex or any Restricted Subsidiary shall take any action in furtherance of, or indicating its consent to, approval of, or acquiescence in, any of the acts or proceedings set forth in paragraphs 9, 10, or 11 above; or
     13. An order, decree, judgment, ruling, decision, or other judicial or quasi-judicial determination is entered by a court, arbitrator, regulator, or other Governmental Authority against the Company or any Subsidiary or any assets of the Company or any Subsidiary, which order, decree, judgment, ruling, decision, or determination exposes the Company or any Subsidiary (alone or on a consolidated basis for the Company and all Subsidiaries) to an obligation or liability, individually or combined with other orders, decrees, judgments, rulings, decisions, or determinations, in an amount in excess of U.S.$2,000,000.00, if (i) such order, decree, judgment, ruling, decision, or determination has become final and is not subject to further appeal or such order, decree, judgment, ruling, decision, or determination and its effect and the proceedings related thereto have not been stayed pending appeal, and (ii) any amounts due under such order, decree, judgment, ruling, decision, or determination have not been paid; or
     14. Any of the First Priority Security Documents shall cease, for any reason, to be in full force and effect, or any Lien created by any of the First Priority Security Documents shall be invalidated or cease to be enforceable and of the same effect and priority purported to be created thereby and by the other First Priority Security Documents and the Intercreditor Agreement, or the existence, perfection, or priority of any Lien created by any of the First Priority Security Documents shall be otherwise impaired for any reason, in each case where the applicable cessation, invalidation or impairment, by itself or in combination with any and all other such cessations, invalidations or impairments, could have a Material Adverse Effect; or
     15. Satmex, any Subsidiary, or any party to the Second Priority Documents, or any of their respective Affiliates shall assert that any of the First Priority Documents has ceased or should cease to be in full force in effect, or that any Lien created by or purported to be created by any of the First Priority Documents is or should be invalid or unenforceable, or that any Lien created by or purported to be created by the First Priority Documents is not or should not be of the same effect and priority purported to be created thereby and by the other First Priority Documents and by the Second Priority Documents and the Intercreditor Agreement; or
     16. Any of the Concessions shall cease, for any reason, to be in full force and effect or any event shall occur which, with the passing of time or the giving of notice or both, would result in a termination, rescission or other loss by the Company of the Concessions, or the Company, any Restricted Subsidiary, or any party to the Second Priority Documents, or any of their respective Affiliates, or Mexico or any Governmental Authority of Mexico, shall assert that any of the foregoing events have occurred; provided however, it shall not be an Event of Default if the Concession relating to an orbital slot shall cease, for any reason, to be in full force and effect solely as the result of the end of life of the Solidaridad 2 satellite and as the result of non-compliance with applicable regulations that require the placement of a satellite in the orbital slot within the prescribed periods, provided that Satmex shall have used commercially reasonable efforts to place a satellite in the orbital slot and to contest the cessation; or
     17. Any rescate, requiza, or similar proceeding or action shall be commenced, initiated, or pursued by Mexico or any Governmental Authority of Mexico against Satmex or any Subsidiary or any of their respective assets or Property, including without limitation the Concessions and any assets and Property related thereto.
     (B) Authentication and Delivery; Use of Proceeds
     1. Two Officers shall sign, or one Officer shall sign and one Officer shall attest to, each First Priority Note on behalf of Satmex by manual signature. A First Priority Note shall not be valid until an authorized signatory of the First Priority Indenture Trustee manually signs the certificate of authentication on the First Priority Note (the “Certificate of Authentication”). Such signature on a

Certificate of Authentication shall be conclusive evidence that the First Priority Note has been authenticated pursuant to the terms of the First Priority Indenture.
     2. The First Priority Indenture Trustee shall authenticate or cause to be authenticated the First Priority Notes for original issue in the aggregate principal amount of up to [U.S.$234,400,000], upon a written order of Satmex in the form of an Officers’ Certificate. The Officers’ Certificate shall specify the amount of First Priority Notes to be authenticated and the date on which the First Priority Notes are to be authenticated. The aggregate principal amount of First Priority Notes outstanding at any time may not exceed [U.S.$234,000,000], except if (x) such amount is exceeded because a First Priority Note is replaced in accordance with Section 2.7 of the First Priority Indenture and (y) thereafter the replaced First Priority Note is proven to be held by a bona fide purchaser under Section 2.8 of the First Priority Indenture, in which case such amount may be exceeded by the principal amount of the replaced First Priority Note.
     3. All First Priority Notes must be initially issued as a Domestic Global First Priority Security, an International Global First Priority Security or as Certificated First Priority Securities, pursuant to Section 2.1 (c), (d), or (e) of the First Priority Indenture. First Priority Notes may be transferred and exchanged as described in Section 2.6 of the First Priority Indenture. Each Global First Priority Note authenticated under the First Priority Indenture shall be registered in the name of the Depositary or a nominee thereof and delivered to the Depositary or a nominee thereof or custodian therefor.
     4. Satmex will not receive any proceeds from the issuance of the First Priority Notes because they are being issued to creditors of Satmex pursuant to the Plan in exchange for claims against Satmex.
     (C) Release of Property Subject to Lien.
     The provisions governing the release of Liens for First Priority Notes are set forth in Section 8.2 of the First Priority Indenture and in the First Priority Collateral Trust Agreement between Satmex, the First Priority Guarantors as defined therein, the Indenture Trustee as defined therein, and the Collateral Trustee as defined therein, attached hereto as Exhibit 4.1.
     (D) Satisfaction and Discharge.
     The First Priority Indenture will be discharged and will cease to be of further effect (except as to surviving rights of registration of transfer or exchange of the First Priority Notes, as expressly provided for in the First Priority Indenture) as to all outstanding First Priority Notes when all of the following have occurred: (i) either (a) all the First Priority Notes theretofore authenticated and delivered (except lost, stolen or destroyed First Priority Notes which have been replaced or paid and First Priority Notes for whose payment money has theretofore been deposited in trust with the First Priority Indenture Trustee) have been delivered to the First Priority Indenture Trustee for cancellation; or (b) all First Priority Notes not theretofore delivered to the First Priority Indenture Trustee for cancellation have become due and payable and Satmex has irrevocably deposited or caused to be deposited with the First Priority Indenture Trustee funds in an amount sufficient to pay and discharge the entire Indebtedness on the First Priority Notes not theretofore delivered to the First Priority Indenture Trustee for cancellation, for principal of, premium, if any, and interest on the First Priority Notes to the date of payment together with irrevocable instructions from Satmex directing the First Priority Indenture Trustee to apply such funds to the payment thereof; (ii) Satmex has paid all First Priority Obligations and other sums payable under the First Priority Indenture by Satmex; and (iii) Satmex has delivered to the First Priority Indenture Trustee an Officers’ Certificate and an Opinion of Counsel stating that all conditions precedent under the First Priority Indenture relating to the satisfaction and discharge of the First Priority Indenture have been complied with.

     (E) Evidence of Compliance with Covenants.
     1. Satmex shall furnish to the First Priority Indenture Trustee, shall ensure that the First Priority Indenture Trustee promptly furnishes without cost to each First Priority Holder copies of, and shall maintain on Satmex’s web site, accessible to all visitors, copies of:
     (a) within one hundred twenty (120) days after the end of its fiscal year, an Officers’ Certificate complying with Section 314(a)(4) of the TIA and stating that a review of its activities and the activities of its Subsidiaries during the preceding fiscal year has been made under the supervision of the signing Officers with a view to determining whether Satmex has kept, observed, performed and fulfilled its obligations under the First Priority Indenture and further stating, as to each such Officer signing such certificate, whether or not the signer knows of any failure by Satmex to comply with any conditions or covenants in the First Priority Indenture or any Event of Default or Default which has occurred and is continuing and, if such signer does know of such a failure or default, the certificate shall describe such failure or default with particularity. The Officers’ Certificate shall also notify the First Priority Indenture Trustee should the relevant fiscal year end on any date other than the current fiscal year end date. Satmex shall also comply with all other provisions of Section 314 of the TIA, including Section 314(b) thereof; and
     (b) so long as any of the First Priority Notes are outstanding and promptly upon becoming aware of any Default or Event of Default, an Officers’ Certificate specifying such Default or Event of Default and what action Satmex is taking or proposes to take with respect thereto. The First Priority Indenture Trustee shall not be deemed to have knowledge of any Default or any Event of Default unless one of its Trust Officers receives written notice thereof from Satmex or any of the First Priority Holders at the Principal Corporate Trust Office of the First Priority Indenture Trustee and such notice references the First Priority Notes (including CUSIP and/or CINS number) and the First Priority Indenture.
     2. The Company and each First Priority Guarantor shall, and the Company shall cause each Restricted Subsidiary to, furnish to the First Priority Indenture Trustee evidence of the recording of the First Priority Indenture and the Liens created hereby and by the other First Priority Documents in compliance with TIA Section 314(b), including, without limitation, the following evidence:
     (a) promptly after the execution and delivery of the First Priority Indenture, an Opinion of Counsel stating in the opinion of such counsel the First Priority Indenture and all other necessary and appropriate documents have been properly recorded and filed so as to make effective the Lien and security interest intended to be created hereby and by the other First Priority Documents and so as to establish the first priority of such Lien, and
     (b) at least annually after the execution and delivery of the First Priority Indenture, an Opinion of Counsel either stating that in the opinion of such counsel such action has been taken with respect to the recording, filing, re-recording, and refilling of the First Priority Indenture and all other necessary and appropriate documents to maintain the Lien and security interest intended to be created hereby and by the other First Priority Documents, including without limitation the priority thereof, or stating that in the opinion of such counsel no such action is necessary to maintain such Lien or security interest and the priority thereof.
II.	Second Priority Indenture.
Unless otherwise indicated, all capitalized terms included in this Item 8(II) shall have the meanings ascribed to them in the Second Priority Indenture attached hereto as Exhibit T3C-2.
     (A) Events of Default.
     1. failure to pay principal of or premium, if any, on any Second Priority Note when the same shall become due and payable at maturity, upon acceleration, redemption or otherwise;

     2. failure to repurchase Second Priority Notes at the conclusion of the Change of Control Offer;
     3. failure to pay interest on any of the Second Priority Notes (including Additional Amounts) when the same shall become due and payable, and such failure continues for a period of 30 days;
     4. failure to perform or comply with Section 4.22 of the Second Priority Indenture;
     5. failure to perform or the breach of any other covenant or agreement in the Second Priority Indenture            or under the Second Priority Notes (other than those referred to in clauses (1), (2), (3) and (4) above) and such failure or breach continues for a period of 30 consecutive days after written notice shall have been given to the Company by the Trustee or to the Company and the Trustee by the Holders of at least 25% in aggregate principal amount of the Second Priority Notes then outstanding;
     6. the occurrence with respect to any issue or issues of Indebtedness of the Company or any Significant Subsidiary having an outstanding principal amount of U.S.$5 million or more (or its equivalent in other currencies) in the aggregate for all such issues of all such Persons, whether such Indebtedness now exists or shall hereafter be created, of (I) an event of default that has caused such Indebtedness to become, or the holders thereof to declare such Indebtedness to be, due, and payable prior to its Stated Maturity and/or (II) the failure to make a payment of principal at Stated Maturity;
     7. one or more final judgments or orders, for the payment of money in excess of U.S.$5 million, either individually or in the aggregate for all such final judgments or orders, shall be rendered against Satmex or any Significant Subsidiary or any of their respective properties and shall not be paid or discharged, and there shall have been a period of 60 consecutive days following entry of the final judgment or order that causes the aggregate amount for all such final judgments or orders outstanding and not paid or discharged against all such Persons to exceed U.S.$5 million during which a stay of enforcement of such final judgments or orders, by reason of a pending appeal or otherwise, shall not be in effect;
     8. any government or governmental authority shall have condemned, nationalized, seized, or otherwise expropriated all or any substantial portion of the assets or property of Satmex or any Significant Subsidiary or the share capital of Satmex or any Significant Subsidiary, or shall have assumed custody or control of such assets or property or of the business or operations of Satmex or any Significant Subsidiary or of the share capital of Satmex or any Significant Subsidiary, or shall have taken any action that would prevent Satmex or any Significant Subsidiary or its officers from carrying on its business or operations or a substantial part thereof for a period of longer than 60 consecutive days and the result of any such action shall materially prejudice the ability of Satmex to perform its obligations under the Second Priority Notes;
     9. the Mexican Government shall declare a general suspension of payment or a moratorium on the payment of debt of Satmex or any Guarantor (which does not expressly exclude the First Priority Notes or the applicable Subsidiary Guarantees and the Second Priority Notes and the applicable Subsidiary Guarantees, as the case may be);
     10. a decree, judgment, or order by a court of competent jurisdiction shall have been entered adjudicating Satmex or any of its Significant Subsidiaries as bankrupt, or suspension of payments, or insolvent, or approving as properly filed a petition seeking reorganization or suspension of payments of Satmex or any of its Significant Subsidiaries under any concurso mercantil or bankruptcy or similar law, and such decree or order shall have continued undischarged and unstayed for a period of 60 days; or a decree, judgment or order of a court of competent jurisdiction appointing a receiver, liquidator, trustee, sindico, or assignee in bankruptcy or insolvency for Satmex, any of its Significant Subsidiaries, or any substantial part of the property of any such Person, or for the winding up or liquidation of the affairs of any such Person, shall have been entered, and such decree, judgment, or order shall have remained in force undischarged and unstayed for a period of 60 days;

     11. Satmex or any of its Significant Subsidiaries shall institute a concurso mercantil proceeding to be adjudicated a voluntary bankrupt, or in suspension of payments or shall consent to the filing of a concurso mercantil or bankruptcy proceeding against it, or shall file a petition or answer or consent seeking reorganization or suspension of payments under any concurso mercantil or bankruptcy or similar law or similar statute, or shall consent to the filing of any such petition, or shall consent to the appointment of a Custodian, receiver, liquidator, trustee, sindico, or assignee in a concurso mercantil or bankruptcy or insolvency of it or any substantial part of its assets or property, or shall make a general assignment for the benefit of creditors, fail generally to pay its debts as they become due, or take any corporate action in furtherance of any of the foregoing;
     12. (i) it becomes unlawful for Satmex to perform or comply with any one or more of its obligations under any of the Second Priority Notes or the Second Priority Indenture, or (ii) it becomes unlawful for any Significant Subsidiary to perform or comply with any one or more of its obligations under the applicable Subsidiary Guarantee, and in the cases of (i) and (ii), such unlawfulness continues for a period of 60 consecutive days after written notice shall have been given to Satmex by the Trustee or to Satmex and the Trustee by the Holders of at least 25% in aggregate principal amount of the Second Priority Notes then outstanding;
     13. (i) any of the Concessions shall for any reason cease to grant Satmex any right provided therein as of the date of the Second Priority Indenture which is material to the operation of the business of Satmex or any Restricted Subsidiary, or (ii) any of the Concessions shall for any reason be terminated; provided however, that, in the case of clauses (i) and (ii) above, it shall not be an Event of Default if the Concessions relating to an orbital slot shall cease to grant Satmex a right provided therein or if such Concession shall be terminated; if such cessation or termination is solely the result of (i) the end of life of the Solidaridad 2 satellite and (ii) the non-compliance with applicable regulations that require the placement of a satellite in the orbital slot within the prescribed periods, provided that Satmex shall have used commercially reasonable efforts to place a satellite in the orbital slot.
     (B) Authentication and Delivery; Use of Proceeds
     The Second Priority Notes shall not be valid until the Trustee or authenticating agent signs the Certificate of Authentication located on the obverse of the Second Priority Note.
     The Second Priority Notes will be issued as both Global Securities and Definitive Securities. A Global Security may not be transferred as a whole except by the Depositary to a nominee of the Depositary, by a nominee of the Depositary to the Depositary or to another nominee of the Depositary, or by the Depositary or any such nominee to a successor Depositary or a nominee of such successor Depositary. Every Second Priority Note authenticated and delivered in exchange for, or in lieu of, a Global Security or any portion thereof, pursuant to Section 2.6, Section 2.7 or 2.8 of the Second Priority Indenture, shall be authenticated and delivered in the form of, and shall be, a Global Security.
     If any holder of a beneficial interest in a Global Security proposes to exchange such beneficial interest for a Definitive Security or to transfer such beneficial interest to a Person who takes delivery thereof in the form of a Definitive Security, then, upon satisfaction of the conditions set forth in Section 2.6(b)(ii) of the Second Priority Indenture, the Trustee shall cause the aggregate principal amount of the applicable Global Security to be reduced accordingly pursuant to Section 2.6(b) of the Second Priority Indenture, and Satmex shall execute and the Trustee shall authenticate and mail or deliver to the Person designated in the instructions a Definitive Security in the appropriate principal amount. Any Definitive Security issued in exchange for a beneficial interest shall be registered in such name or names and in such authorized denomination or denominations as the holder of such beneficial interest shall instruct the Registrar through instructions from the Depositary and the Participant or Indirect Participant. The Trustee shall mail or deliver such Definitive Securities to the Persons in whose names such Second Priority Notes are so registered.
     Satmex will not receive any proceeds from the issuance of the Second Priority Notes because they are being issued to creditors of Satmex pursuant to the Plan in exchange for claims against Satmex.

     (C) Release of Property Subject to Lien.
     The provisions governing the release of Liens for Second Priority Notes are set forth in (i) Section 11.2 of the Second Priority Indenture, (ii) the Second Priority Collateral Trust Agreement between Satmex, the Guarantors as defined therein, the Indenture Trustee as defined therein, and the Collateral Trustee as defined therein, attached hereto as Exhibit 4.2, and (iii) the Irrevocable Common Representative Agreement among the Common Representative as defined therein, the Second Priority Collateral Trustee as defined therein, the Second Priority Indenture Trustee as defined therein, the First Priority Indenture Trustee as defined therein, and Satmex.
     (D) Satisfaction and Discharge; Covenant Defeasance.
     The Indenture will be discharged and will cease to be of further effect (except as to surviving rights of registration, or transfer or exchange of the Second Priority Securities, as expressly provided for in the Indenture) as to all outstanding Second Priority Securities when all of the following have occurred: (i) either (a) all the Second Priority Securities theretofore authenticated and delivered (except lost, stolen or destroyed Second Priority Securities which have been replaced or paid and Second Priority Securities for whose payment money has theretofore been deposited in trust with the Trustee) have been delivered to the Trustee for cancellation; or (b) all Second Priority Securities not theretofore delivered to the Trustee for cancellation have become due and payable and the Company has irrevocably deposited or caused to be deposited with the Trustee funds in an amount sufficient to pay and discharge the entire Indebtedness on the Second Priority Securities not theretofore delivered to the Trustee for cancellation, for principal of, premium, if any, and interest on the Second Priority Securities to the date of payment together with irrevocable instructions from the Company directing the Trustee to apply such funds to the payment thereof; (ii) the Company has paid all Second Priority Obligations and other sums payable under the Indenture by the Company; and (iii) the Company has delivered to the Trustee an Officers’ Certificate and an Opinion of Counsel stating that all conditions precedent under the Indenture relating to the satisfaction and discharge of the Indenture have been complied with.
     (E) Evidence of Compliance with Covenants.
          1. Satmex shall furnish to the Trustee, and to any Beneficial Owner of the Second Priority Notes upon written request, copies of, and shall maintain on Satmex’s web site, accessible to all visitors, copies of:
a.	within one hundred twenty (120) days after the end of its fiscal year, an Officers’ Certificate complying with Section 314(a)(4) of the TIA and stating that a review of its activities and the activities of its Subsidiaries during the preceding fiscal year has been made under the supervision of the signing Officers with a view to determining whether Satmex has kept, observed, performed and fulfilled its obligations under the Second Priority Indenture and further stating, as to each such Officer signing such certificate, whether or not the signer knows of any failure by Satmex to comply with any conditions or covenants in the Second Priority Indenture or any Event of Default or Default which has occurred and is continuing and, if such signer does know of such a failure or default, the certificate shall describe such failure or default with particularity. The Officers’ Certificate shall also notify the Trustee should the relevant fiscal year end on any date other than the current fiscal year end date. Satmex shall also comply with all other provisions of Section 314 of the TIA, including Section 314(b) thereof; and

b.	so long as any of the Second Priority Notes are outstanding and promptly upon becoming aware of any Default or Event of Default, an Officers’ Certificate specifying such Default or Event of Default and what action Satmex is taking or proposes to take with respect thereto. The Trustee shall not be deemed to have knowledge of any Default or any Event of Default unless one of its Trust Officers receives written notice thereof from Satmex or any of the Second Priority Holders at the Principal Corporate Trust Office of the Trustee and such notice references the Second Priority Notes (including CUSIP and/or CINS number) and the Second Priority Indenture.

     2. The Company and each Guarantor shall, and the Company shall cause each Restricted Subsidiary to, furnish to the Trustee evidence of the recording of the Indenture and the Liens created thereby and by the other Second Priority Documents in compliance with TIA Section 314(b), including, without limitation, the following evidence:
     (a) promptly after the execution and delivery of the Indenture, an Opinion of Counsel stating in the opinion of such counsel the Indenture and all other necessary and appropriate documents have been properly recorded and filed so as to make effective the Lien and security interest intended to be created hereby and by the other Documents and so as to establish the first priority of such Lien, and
     (b) at least annually after the execution and delivery of the Indenture, an Opinion of Counsel either stating that in the opinion of such counsel such action has been taken with respect to the recording, filing, re-recording, and refilling of the Indenture and all other necessary and appropriate documents to maintain the Lien and security interest intended to be created thereby and by the other Second Priority Documents, including without limitation the priority thereof, or stating that in the opinion of such counsel no such action is necessary to maintain such Lien or security interest and the priority thereof.
9.	Other obligors.
The following affiliates of Satmex will be initial guarantors of the Notes:
a. SMVS-Administración, S. de R.L. de C.V., Rodolfo Gaona #86, Col. Lomas de Sotelo, 11200, Mexico, D.F., Mexico
b. SMVS-Servicios Técnicos, S. de R.L. de C.V., Rodolfo Gaona #86, Col. Lomas de Sotelo, 11200, Mexico, D.F., Mexico
10.	Contents of application for qualification.
This application for qualification comprises:
a.	Pages numbered one to , consecutively.

b.	The statement of eligibility and qualification of the First Priority Trustee under the First Priority Indenture (on Form T-1 hereby incorporated by reference to Exhibit 99.1 hereto).*

c.	The statement of eligibility and qualification of the Second Priority Trustee under the Second Priority Indenture (on Form T-1 hereby incorporated by reference to Exhibit 99.2 hereto).*

d.	The following exhibits in addition to those filed as a part of the statement of eligibility and qualification of the Trustee:
1.	Exhibit T3A. — A copy of the charter of Satmex as of the Effective Date.

2.	Exhibit T3B. — A copy of the bylaws of Satmex as of the Effective Date.

3.	Exhibit T3C-1. — A copy of the First Priority Indenture.

4.	Exhibit T3C-2. — A copy of the Second Priority Indenture.

5.	Exhibit T3D. — Not applicable.

6.	Exhibit T3E-1. — First Amended Disclosure Statement of Satmex dated September 8, 2006.

7.	Exhibit T3E-2. First Amended Chapter 11 Plan of Satmex dated September 8, 2006.

8.	Exhibit T3F. — Cross reference sheet showing the location in the Indentures of the provisions therein pursuant to Sections 310 through 318(a), inclusive, of the Trust Indenture Act of 1939.
e. Exhibit 4.1 — First Priority Collateral Trust Agreement of Satmex dated      , 2006.*
f. Exhibit 4.2 — Second Priority Collateral Trust Agreement of Satmex dated      , 2006.*
g. Exhibit 4.3—Intercreditor Agreement between Satmex, the First Priority Collateral Trustee Trustee (as defined therein), Second Priority Collateral Trustee Trustee (as defined therein), First Priority Indenture Trustee Trustee (as defined therein), and Second Priority Indenture Trustee (as defined therein), dated      , 2006.*
h. Exhibit 1.1 — Organization chart of Satmex showing voting interests as of the date of the filing of this Form T-3.
* To be filed by Amendment.

SIGNATURE
     Pursuant to the requirements of the Trust Indenture Act of 1939, the applicant, Satélites Mexicanos, S.A. de C.V., a corporation organized and existing under the laws of the United Mexican States, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, all in the city of New York, and the State of New York, on the 25th day of October, 2006.

Satélites Mexicanos, S.A. de C.V.
BY:	/s/ Cynthia Pelini
	Name:	Cynthia Pelini
	Title:	Chief Financial Officer